November 15, 2010

Via EDGAR and Hand Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Daniel F. Duchovny

Re:                             AGA Medical Holdings, Inc.

Schedule 14D-9

SEC File No. 005-85230

Dear Mr. Duchovny:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are responding to the Staff’s comment letter, dated November 12, 2010, regarding the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed October 20, 2010, as amended on October 29, 2010, November 8, 2010 and November 12, 2010 (as amended, the “Schedule 14D-9”).

Please note the Company today filed with the Commission Amendment No. 4 to the Schedule 14D-9 (“Amendment No. 4”).  Enclosed for your reference are four copies of Amendment No. 4, which have been marked to show changes made to the Schedule 14D-9 since it was filed initially with the Commission, as well as four unmarked copies of Amendment No. 4.

In order to facilitate the Staff’s review, the Staff’s comment is repeated and numbered below in boldface and italicized print. The Company’s response is provided immediately below the comment.

Schedule 14D-9/A

Projected Financial Information, page 41

1.                                      We note your response to prior comment 1 and we reissue it.  We note that the disclosure requirements of Item 4(b) of Form S-4 and the interpretations you referenced in your response apply to a report, opinion or appraisal that has been received by the registrant.

Response:

The Company has revised the Schedule 14D-9 in response to this comment.  Please see page 3 of Amendment No. 4.

If we can be of any assistance to the Staff in explaining our response, please let us know.  Please call me at (612) 492-7341 to discuss any additional questions or comments you might have.

Sincerely,

/s/ ALEXANDER ROSENSTEIN
Alexander Rosenstein

Direct Dial: 612.492.7341
Email: arosenstein@fredlaw.com

cc:           Julia E. Griffith (Securities and Exchange Commission)

Ronald E. Lund (AGA Medical Holdings, Inc.)

Peter Rother (AGA Medical Holdings, Inc.)

David Grorud (Fredrikson & Byron, P.A.)

Kashif Rashid (St. Jude Medical, Inc.)

Stewart McDowell (Gibson, Dunn & Crutcher LLP)